

April 19, 2011

Mr. Michael C. Keefe, Esq.
Executive Vice President and General Counsel
Mistras Group, Inc.
195 Clarksville Road
Princeton Junction, NJ 08550

>   **Re: Mistras Group, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed April 15, 2011**
>   **File No. 333-173513**

Dear Mr. Keefe:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Exhibit Index, page II-8

1.   You indicate that Exhibits 25.1 and 25.2 will be filed, if necessary, by a post-effective amendment or as an exhibit to a report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended. Please note that companies that rely on Section 305(b)(2) of the Trust Indenture Act of 1939, as amended, to designate the trustee on a delayed basis must separately file the Form T-1 under the electronic form type "305B2." In this situation, companies should not file the Form T-1 in a post-effective amendment to the registration statement or in a Form 8-K that is incorporated by reference into the registration statement. Refer to Section 206.01 of the Trust Indenture Act of 1939 Compliance and Disclosure Interpretations, which can be found on our website at http://www.sec.gov/divisions/corpfin/guidance/tiainterp.htm.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or me at (202) 551-3397 with any questions.

Sincerely,

Jay Ingram
Legal Branch Chief

cc: Sheldon G. Nussbaum, Esq.
        Fulbright & Jaworski L.L.P.
        via facsimile at (212) 318-3400